

July 26, 2021

Tillman U. Gerngross, Ph.D.
Chief Executive Officer
Adagio Therapeutics, Inc.
303 Wyman Street, Suite 300
Waltham, MA 02451

> **Re: Adagio Therapeutics, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 16, 2021**
> **File No. 333-257975**

Dear Dr. Gerngross:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 8, 2021 letter.

Registration Statement on Form S-1

Prospectus Summary, page 1

1.   We note your revised disclosure in response to our prior comment 2 that you are conducting a combined Phase 2/3 global clinical trial designed to provide a path to authorization, marketing approval and commercial launch in 2022. Please further revise your disclosure to provide time frames over which you have control, such as the timing of your submissions to the FDA. For those over which you have no control, revise to clarify that you may not meet your time frames for submission, and if you do, there is no guarantee the FDA would approve your submission, and no guarantee they would do so in your anticipated time frame.

You may contact Tara Harkins at 202-551-3639 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at 202-551-6902 or Irene Paik at 202-551-6553 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Divakar Gupta, Esq.